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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

National Westminster Bank PLC
(Name of Subject Company (Issuer) and Filing Person (Offeror))

a wholly-owned subsidiary of

The Royal Bank of Scotland Group plc

American Depositary Shares, each representing one Non-Cumulative Dollar Preference Share of $25 each, Series C	638539882
(Title of Classes of Securities)	(CUSIP Number of Class of Securities (Underlying Common Stock))

Miller McLean
Group General Counsel and Group Secretary
RBS Gogarburn
PO Box 1000
Gogarburn, Edinburgh EH12 1HQ
United Kingdom
Tel: +44 (0) 131 523 2333
Fax: +44 (0) 131 626 3081
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies To:
Jeffrey C. Cohen, Esq.
Tom Shropshire, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
(212) 903-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*
Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Field:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1

☒
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On March 25, 2010, the National Westminster Bank PLC and the Royal Bank of Scotland Group plc issued a press release, in which the National Westminster Bank PLC announced its intention to commence a tender offer to purchase for cash its American Depositary Shares, each representing one Non-Cumulative Dollar Preference Share of $25 each, Series C. The press release is attached as Exhibit 99.1.

Item 12.    Exhibits.

Exhibit No	Description
99.1	Press Release of the Royal Bank of Scotland Group plc and National Westminster Bank PLC, dated March 25, 2010

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  Item 12. Exhibits.